Exhibit 8

FOR IMMEDIATE RELEASE	5 AUGUST 2016

WPP PLC (“WPP”)

Grey acquires a majority stake in Maruri Publicidad in Ecuador

WPP announces that its wholly-owned operating company Grey, the global marketing communications agency, has acquired a majority stake in Maruri Publicidad S.A. (“Maruri”), the leading full-service communications services firm in Ecuador.

Maruri’s unaudited gross revenues were almost US$10 million as of December 31, 2015 with gross assets of US $4 million as of the same date. Clients include DIRECTV, SABMiller and La Fabril. Founded in 1991, Maruri employs 130 people and is based in Guayaquil with an office in Quito.

Maruri is the clear market leader in Ecuador, especially recognized for its creative capabilities. It was named agency of the year by the local industry trade association 12 times and, internationally, has won 30 lions at the Cannes Lions International Festival of Creativity in just the last five years. It has also won 15 Latin American “Effie” awards for advertising effectiveness.

The acquisition continues WPP’s strategy of investing in faster-growing markets such as Latin America. In Latin America, WPP companies (including associates and investments) collectively generate revenues of over US$1.5 billion and employ over 22,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204

Kevin McCormack, WPP	+1 (212) 632 2239